UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-70596 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 08/10/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CapConnect+ Emarkets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Redmond Office Center Building 4 7981 168TH Avenue NE, Suite 200
(No. and Street)

| Redmond | WA | 98052 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Chris Meyers | (212) 668-8700 | cmeyers@acisecure.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

| 506 Carnegie Center, Suite 400 | Princeton | NJ | 08540 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/08/2003 | 100 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**OATH OR AFFIRMATION**

I, Diane Kenna, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CapConnect+ Emarkets, LLC, as of September 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO

[signature]
Notary Public

Kathleen Higgins
Notary Public State of New York
Registration No. 02HI6077819
Qualified in Kings County
Commission Expires July 15, 2026

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CAPCONNECT+ EMARKETS, LLC

**Statement of Financial Condition**

**As of September 30, 2022**

**(With Report of Independent Registered Public Accounting Firm Thereon)**

**CAPCONNECT+ EMARKETS, LLC**

As of September 30, 2022

**Contents**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member, Management and Those Charged with Governance of
CapConnect+ Emarkets, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CapConnect+ Emarkets, LLC (the "Company") as of September 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.
New York, New York
December 6, 2022

Statement of Financial Condition
September 30, 2022

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 458,230 |
| Prepaid expenses and other assets | | 11,210 |
| **TOTAL ASSETS** | $ | 469,440 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **LIABILITIES:** | | |
| Due to parent | $ | 103,313 |
| Accounts payable | | 2,500 |
| Accrued expenses | | 64,421 |
| **TOTAL LIABILITIES** | $ | 170,234 |
| **Member's Equity** | | 299,206 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 469,440 |

See accompanying notes to financial statement

## 1. Organization and Nature of Business

CAPCONNECT+ EMARKETS, LLC (the "Company"), a Delaware Limited Liability Company that was formed on September 27, 2020, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 10, 2021. The Company does not clear trades nor carry customer accounts. The Company is developing a cloud-based auction platform to simplify corporate bond issuance. In connection with this platform, the Company may conduct investment banking activities, placement agent services, and corporate advisory services, and does not take custody of customer cash or securities. The Company maintains its registered office in Redmond, Washington.

## 2. Summary of Significant Accounting Policies

### Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Concentrations of Credit Risk

The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The Company has not incurred any losses on this account.

### Income Taxes

The Company is treated as a disregarded entity and has no direct federal, state, or city tax liabilities through September 30, 2022.

The Company has adopted the tax provisions of Accounting for Uncertain Income Taxes which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, and interest and penalties. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At September 30, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

### Advertising Costs

The AICPA provided guidance regarding the accounting for advertising costs in Statement of Position 93-7 (the "SOP"). The scope of that guidance applies to any promotional activity intended to stimulate, directly or indirectly, a customer's purchase of goods or services. It includes the use of commercial media, mailings, directory listings, catalogues, brochures, billboards and other means of attracting customers. However, other accounting literature is applicable to premiums, prizes, rebates, discounts and similar promotional devices.

The SOP provides that, with the limited exception of qualifying "direct response advertising," all advertising costs must be either expensed as incurred or deferred until first use of the advertising. For the period August 10, 2021 to October 31, 2022 the Company had incurred no advertising costs.

**Lease Disclosure**
The Company follows ASU 2016-02 on Leases. Under the guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases).

The Company's Parent leases its facilities in Redmond, Washington. The Parent allocates monthly expenses in correlation with the leased facilities in accordance with a written expense sharing agreement. Total rent and other facilities costs for the period ended September 30, 2022 was $14,444.

Management has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company as there is no formal lease agreement between the Company and the landlord and any expenses are allocated through an expense sharing agreement.

**Revenue Recognition - ASC 606**
The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Deferred revenues will be earned in a future period corresponding with the dates the specified obligations are satisfied. The Company has not yet recognized any revenue for the period ended September 30, 2022.

**3. Indemnifications**

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

**4. Related Party Transactions**

The Company has entered into an expense sharing arrangement with its parent company and incurs a monthly allocation of rent, wages and overhead costs. Total costs allocated to the Company during the period ended September 30, 2022 were $962,464. As of September 30, 2022 the intercompany balance owed to the parent was $103,313, in accordance with a written expense sharing agreement. This amount is included in due to parent company in the accompanying statement of financial condition. Total costs include:

| | | |
|---|---|---|
| Salaries and compensation related expenses | | 752,857 |
| Professional fees | | 31,970 |
| Rent and occupancy costs | | 14,444 |
| Insurance | | 49,588 |
| Travel and entertainment | | 47,900 |
| Office and other expenses | | 65,706 |
| **Total** | $ | 962,464 |

**5. Accounts Receivable**

The Company's does not have any accounts receivable as of September 30, 2022.

**6. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of membership and 1,500% thereafter. At September 30, 2022, the Company had net capital of $287,996, which was $276,647 in excess of its required minimum net capital of $11,349. The Company's percentage of aggregate indebtedness to net capital was 59.11%.

**7. Recently Issued Accounting Standards - ASC 326 Current Expected Credit Losses**

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. On August 10, 2021, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in member's equity.

**8. Liquidity**

The Company has no revenue since inception. The Company's Parent has represented that it has the requisite resources and intends to make capital contributions as needed for the survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

**9. Subsequent Events**

The Company has evaluated events and transactions that occurred between September 30, 2022 and December 6, 2022, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.